SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON AER LINGUS DIRECTOR (ICTU FAT CAT) DAVID BEGG TO CONDEMN STRIKES OR RESIGN

OFFERS AER LINGUS FULLY CREWED AIRCRAFT FOR 19th NOV PENSION STRIKE

Ryanair, Ireland's favourite airline, today (30 Oct) reiterated its offer to provide Aer Lingus with as many short-haul aircraft (at market rates) as required to enable it to continue to fly without any disruptions during threatened strike action on Monday 19th Nov next.

Ryanair supports the Aer Lingus position that no additional contributions should be made to its defined contribution (DC) pension schemes and called on Aer Lingus Director (and ICTU fat cat boss) David Begg to confirm his support for Aer Lingus' position or resign from the Board.

These staff pension schemes were already topped up with €104m of shareholder funds at the time of Aer Lingus' 2006 IPO, and both the unions and employees agreed at that time that the airline's pension contributions would be fixed thereafter.  In addition Aer Lingus employees received 15% of the equity at the IPO as well as a further €35m gift from the airline in 2010 to pay off the ESOT's bank debts.  Aer Lingus' 2011 annual report confirms that its €20m payment to its DC pension scheme is more than half of Aer Lingus' annual profit.

Ryanair's Stephen McNamara said:

"Ryanair will provide assistance to Aer Lingus to maintain it flight schedules without disruption in the face of unjustified strikes by Aer Lingus unions who are yet again seeking to unjustly enrich themselves at the expense of Aer Lingus' shareholders.

"Ryanair calls on Aer Lingus Director (and ICTU fat cat boss) David Begg to confirm that he supports the Aer Lingus position on these defined contribution pension schemes and condemns this industrial blackmail by these Aer Lingus unions, or he must resign to step down from the Aer Lingus Board."

For further information
please contact:                       Stephen McNamara                Joe Carmody
                                                  Ryanair Ltd                               Edelman
                                                 Tel: +353-1-8121212              Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 October, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary